Nuts and Bolts International, Inc.

929 Greenwood Circle

Cary, NC 27511

February 4, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Susan Block

Re:	Nuts & Bolts International, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed January 8, 2016
File No. 333-200624

Dear Ms. Block:

We are in receipt of your comment letter dated February 2, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1. We note that the shares of your common stock are listed on the OTC Pink. We further note that you indicate the selling shareholders may offer and sell from time to time on the OTC Pink or in negotiated transactions, at market prices prevailing at the time of the sale or negotiated prices. Item 503(b)(3) of Regulation S-K requires a prospectus to include either a price or a description of the method used to calculate the price. At-the-market offerings by selling shareholders generally cannot satisfy that requirement unless there is an existing public trading market for the securities. Please note that being quoted on the OTC Pink does not satisfy the requirement that there is an established public trading market in order to be able to offer these selling shareholder shares at prevailing market prices or negotiated prices. As such, these selling shareholder shares need to be offered at a fixed price until the established public trading market requirement is satisfied. Please revise the post-effective amendment to Form S-1 accordingly.

RESPONSE: We respectfully submit to the staff that we have revised our disclosure throughout to indicate that the selling shareholders shares need to be offered at a fixed price until the established public trading requirement is satisfied.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NUTS AND BOLTS INTERNATIONAL, INC.

By:	/s/ Michael Hillerbrand
Name: Michael Hillerbrand
Title: President and Chief Executive Officer